                     --------------------------------------

                        PRO FORMA VALUATION UPDATE REPORT
                             MUTUAL HOLDING COMPANY
                                 STOCK OFFERING
                             CHEVIOT FINANCIAL CORP.

                          PROPOSED HOLDING COMPANY FOR
                              CHEVIOT SAVINGS BANK
                                  CHEVIOT, OHIO

                                  DATED AS OF:
                                OCTOBER 24, 2003

                     --------------------------------------











                                  PREPARED BY:
                                RP FINANCIAL, LC.
                             1700 NORTH MOORE STREET
                                   SUITE 2210
                            ARLINGTON, VIRGINIA 22209

                                                            October 24, 2003



Board of Directors
Cheviot Savings Bank
3723 Glenmore Avenue
Cheviot, Ohio  453211

Ladies and Gentlemen:

     We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock that has been be offered in connection with the mutual-to-stock conversion transaction described below.

     This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our original appraisal report, dated June 13, 2003 (the "Original Appraisal"), and first update, dated August 8, 2003 ("First Update"), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

     The Board of Directors of Cheviot Savings Bank ("Cheviot Savings" or the "Bank") has adopted a plan of reorganization pursuant to which Cheviot Savings will convert and reorganize into a mutual holding company structure. As part of the reorganization, Cheviot Savings will become a wholly-owned subsidiary of Cheviot Financial Corp. ("Cheviot Financial" or the "Corporation"), a federal corporation, and Cheviot Financial will issue a majority of its common stock to Cheviot Mutual Holding Company (the "MHC") a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a Subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans, including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the Subscription offering, the shares may be offered for sale in a Direct Community offering. In addition, as part of the reorganization the Bank will establish a charitable foundation (the "Foundation") to further the Bank's commitment to the local community. The Foundation will be funded with $750,000 of Cheviot Financial stock and $750,000 in cash. The total shares offered for sale to the public and issued to the Foundation will constitute a minority of the Corporation's stock (49.9 percent or less).

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 2

     The aggregate amount of stock sold by the Corporation cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Corporation will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100 percent of the capital stock of the Bank. The Corporation will contribute at least 50 percent of the net offering proceeds in exchange for the Bank's capital stock. The remaining net offering proceeds, retained at the Corporation, will be used to fund a loan to the ESOP, fund the contributions to the Foundation, fund the capital of the MHC, and provide general working capital.

     This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Cheviot Savings' financial condition, including financial data through September 30, 2003; (2) an updated comparison of Cheviot Savings' financial condition and operating results versus the Peer Group companies identified in the First Update; and, (3) a review of stock market conditions since the date of the First Update.

     The estimated pro forma market value is defined as the price at which the Corporation's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

DISCUSSION OF RELEVANT CONSIDERATIONS
-------------------------------------

     1.   Financial Results
          -----------------

          Table 1 presents summary balance sheet and income statement details for the twelve months ended June 30, 2003 and updated financial information through September 30, 2003. The overall composition of Cheviot Savings' September 30, 2003 balance sheet was similar to the June 30, 2003 balance sheet. Updated reported and core earnings for the Bank decreased slightly as a percent of average assets.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 3


                                            Table 1
                                     Cheviot Savings Bank
                                     Recent Financial Data

                                                   At June 30, 2003              At Sept. 30, 2003
                                                   ----------------              -----------------
                                                Amount          Assets          Amount        Assets
                                                ------          ------          ------        ------
                                                ($000)           (%)           ($000)           (%)
Balance Sheet Data
------------------
Total assets                                   $242,750         100.0%         $246,007        100.0%
Cash, cash equivalents                           24,198          10.0            19,207          7.8
Investment securities                             6,175           2.5            11,162          4.5
Mortgage-backed securities                       21,136           8.7            20,598          8.4
Loans, net                                      183,926          75.8           187,466         76.2
FHLB stock                                        2,737           1.1             2,737          1.1
Deposits                                        194,973          80.3           197,238         80.2
Borrowings                                        9,793           4.0             9,568          3.9
Total equity                                     36,608          15.1            37,251         15.1

                                                    12 Months Ended               12 Months Ended
                                                     June 30, 2003                 Sept. 30, 2003
                                                     -------------                 --------------
                                                 Amount       Avg. Assets      Amount       Avg. Assets
                                                -------       -----------      -------      -----------
                                                 ($000)           (%)          ($000)           (%)
Summary Income Statement
------------------------
Interest income                                 $13,780          5.69%         $13,199         5.42%
Interest expense                                 (5,515)        (2.28)          (4,982)       (2.05)
                                                 -------        ------          -------       ------
  Net interest income                            $8,265          3.41%          $8,217         3.37%
Provision for losses                               (265)        (0.11)            (277)       (0.11)
                                                   -----        ------            -----       ------
  Net interest income after provision            $8,000          3.31%          $7,940         3.26%

Other operating income                             $180          0.07%            $178         0.07%
Non-interest operating expense                   (4,644)        (1.92)          (4,670)       (1.92)
                                                 -------        ------          ------        ------
  Net operating income                           $3,536          1.46%          $3,448         1.41%

Non-operating income                               $132          0.05%            $155         0.07%
                                                   ----          ----             ----         -----

Income before taxes                              $3,668          1.52%          $3,603         1.48%
Income taxes                                     (1,251)        (0.52)          (1,228)       (0.50)
                                                 -------        ------          -------       ------
Net income                                       $2,417          1.00%          $2,375         0.98%

Core Net Income                                  $2,330          0.96%          $2,273         0.93%

Sources: Cheviot Savings'prospectus, audited and unaudited financial statements, and RP Financial calculations.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 4


          Cheviot Savings' assets increased by $3.3 million, or 1.3%, from June 30, 2003 to September 30, 2003, which was primarily realized through increases in investment securities and loans receivable, offset by declines in cash and cash equivalents and mortgage-backed securities. Overall, the concentration of loans receivable comprising total assets increased from 75.8% to 76.2% of assets at June 30, 2003 and September 30, 2003, respectively. The Bank's ratio of cash and investments and FHLB stock declined from 13.6% to 13.4% of assets at June 30, 2003 and September 30, 2003, while the ratio of mortgage-backed securities declined from 8.7% of assets to 8.4% of assets, due to repayments and prepayments.

          Updated credit quality measures indicated an improvement in the Bank's credit quality during the quarter, as non-performing assets declined from 0.09% of assets at June 30, 2003 to 0.03% of assets at September 30, 2003. The decline in the non-performing assets ratio was the result of a reduction in non-performing loans, and all non-performing loans were secured by 1-4 family property. Non-performing assets totaled $85,000 at September 30, 2003, as compared to $228,000 at June 30, 2003.

          Deposits increased during the quarter ended September 30, 2003, while borrowings decreased, as a portion of the borrowings reached maturity and were repaid. Overall, the Bank's updated funding composition reflected little change, as deposits equaled 80.3% and 80.2% of assets as of June 30, 2003 and September 30, 2003, respectively. Reflecting the repaid borrowings, the Bank's borrowings decreased from 4.0% of assets at June 30, 2003 to 3.9% of assets at September 30, 2003. Additions to retained earnings were offset by the asset growth during the quarter, as the Bank's equity-to-assets ratio remained stable at 15.1% at both June 30, 2003 and September 30, 2003.

          Cheviot Savings' operating results for the twelve months ended June 30, 2003 and September 30, 2003 are also set forth in Table 1. The Bank's reported earnings decreased from 1.00% of average assets to 0.98% of average assets for the twelve months ended June 30, 2003 and September 30, 2003, respectively. A lower level of net interest income, offset by a higher level of non-interest income accounted for the most notable changes in the Bank's updated income statement and return on average assets ratio.

          Cheviot Savings' net interest income to average assets ratio decreased from 3.41% to 3.37% for the twelve months ended June 30, 2003 and September 30, 2003, respectively. The decrease in the net interest income ratio was the result of a larger decline in the interest income ratio compared to the interest expense ratio, which was mostly related to the Bank's repricing characteristics of the Bank's earning assets and costing liabilities. The Bank's yield/cost spread remained constant at 3.11% for both the three months ended June 30, 2003 and the three months ended September 30, 2003.

          Operating expenses as a percent of average assets exhibited no change in the Bank's updated earnings, as the increase in assets served to offset the increase the dollar amount of operating expenses reported during the most recent twelve month period. Trailing twelve month operating expenses increased due to increases in general, administrative and other

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 5

expenses primarily due to pro-rata increases in operating expenses due to the Bank's overall growth in assets. Overall, Cheviot Savings' lower net interest income and similar operating expense ratios provided for a slight decline in the expense coverage ratio (net interest income divided by operating expenses), which equaled 1.78 times and 1.76 times for the twelve months ended June 30, 2003 and September 30, 2003, respectively.

          Non-interest operating income remained constant at 0.07% of average assets for the twelve months ended June 30, 2003 and September 30, 2003. Accordingly, when factoring non-interest operating income into core earnings, the Bank's updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) also declined slightly in comparison to the First Update, equaling 55.2% and 55.8% for the twelve months ended June 30, 2003 and September 30, 2003, respectively. Gains realized from various non-operating items, such as the gain on sale of real estate owned and sale of loans to the FHLB of Cincinnati increased, primarily due to higher loan sales.

          Similar levels of loan loss provisions were established by the Bank for both twelve month periods shown in Table 1. As of September 30, 2003, the Bank maintained general valuation allowances of $765,000, equal to 0.41% of net loans receivable and 900.0% of non-performing assets, versus comparable ratios of 0.39% and 316.7% at June 30, 2003.

     2.   Peer Group Financial Comparisons
          --------------------------------

          Tables 2 and 3 present the financial characteristics and operating results for Cheviot Savings', the Peer Group and all publicly-traded thrifts. The Bank's and the Peer Group's ratios are based on financial results through September 30, 2003 or the latest date available. One Peer Group member from the First Update, Skibo Financial Corp, MHC of PA has announced that it is under acquisition, and therefore has been dropped from the Peer Group, which now contains nine members.

          In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the First Update. Consistent with the First Update, the Bank's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash, investments and mortgage-backed securities. Overall, the Bank maintained a somewhat higher level of interest-earning assets as the Peer Group, as updated interest-earning assets-to-assets ratios equaled 98.0% for the Bank and 95.5% for the Peer Group. The Peer Group maintained intangible assets of 0.7% of assets, reducing the level of earning assets held in portfolio.

          The updated mix of deposits and borrowings maintained by Cheviot Savings' and the Peer Group also did not change significantly from the First Update. Cheviot Savings' funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 6

interest-bearing liabilities-to-assets ratios equaled 84.1% and 86.0% for the Bank and the Peer Group, respectively. Cheviot Savings posted an updated tangible equity-to-assets ratio of 15.1%, which remained above the comparable ratio of 11.5% for the Peer Group. Overall, Cheviot Savings' updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 116.5%, which remained above the comparable Peer Group ratio of 111.1%. As discussed in the First Update, the additional capital realized from stock proceeds should serve to increase Cheviot Savings' IEA/IBL ratio and, thus, further widen the gap the between the Bank's and the Peer Group's respective IEA/IBL ratios.

          Updated growth rates for Cheviot Savings are based on annualized growth for the six months ended September 30, 2003, while the Peer Group's growth rates are based on growth for the twelve months ended June 30, 2003 or the latest twelve month period available. Updated asset growth rates continued to reflect stronger asset growth for the Peer Group, as the Bank recorded a 1.83% increase in assets compared to an 11.1% growth rate for the Peer Group. Consistent with the First Update, Cheviot Savings' asset growth was sustained through loan growth, which was in part funded by a decline in cash and investments. Comparatively, asset growth for the Peer Group continued to consist of cash and investments, as well as loans, with a higher growth rate indicated for cash and investments.

          Asset growth for the Bank was funded by a 1.98% increase in deposits offset by a 21.0% decrease in borrowings, although the lower balance of borrowed funds reduced the overall impact of the higher percentage decline of the borrowed funds. Asset growth for the Peer Group was funded by deposit growth of 13.7% and borrowings growth of 6.1%. Consistent with the First Update, the Bank posted a stronger capital growth rate than the Peer Group (positive 7.5% versus positive 2.7% for the Peer Group), which was supported by the Bank's higher return on average assets and the negative impact of dividend payments and stock repurchases on the Peer Group's capital growth rate. Following the increase in capital that will be realized from the conversion proceeds, the Bank's capital growth rate will be depressed by its higher pro forma capital position, as well as by possible dividend payments and stock repurchases.

          Table 3 displays comparative operating results for Cheviot Savings and the Peer Group, based on their respective earnings for the twelve months ended September 30, 2003 or for the latest twelve month period. Updated earnings for the Bank and the Peer Group equaled 0.98% and 0.68% of average assets, respectively. The Bank's higher return continued to be attributable to stronger core earnings.

          In terms of core earnings strength, updated expense coverage ratios posted by Cheviot Savings and the Peer Group equaled 1.76x and 1.17x, respectively. The Bank's stronger expense coverage ratio continued to be primarily attributable to maintenance of a lower operating expense to average assets ratio (1.92% versus 2.96% for the Peer Group). The Peer Group recorded advantages in terms of the net interest margin and non-interest income.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 7

          Non-interest operating income remained a larger source of earnings for the Peer Group, as such income amounted to 0.07% and 0.64% of the Bank's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Cheviot Savings' core earnings strength relative to the Peer Group's, the Bank's updated efficiency ratio of 55.8% remained more favorable to the Peer Group's updated efficiency ratio of 72.2%. Loss provisions remained a larger factor in the Peer Group's updated earnings, given that Bank's updated earnings continued to reflect minimal establishment of loss provisions. Comparatively, loss provisions established by the Peer Group equaled 0.31% of average assets.

          Net gains continued to be a nominal earnings factor for both the Bank and the Peer Group. The impact of gains on Cheviot Savings' updated earnings was minimal, at 0.07% of average assets, while net gains posted by the Peer Group equaled 0.12%, on average, of average assets. As discussed in the First Update, given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Bank's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Bank's or the Peer Group's updated earnings.

          Similar to the Original Appraisal, the Bank maintained a slightly higher effective tax rate than the Peer Group. Updated effective tax rates for the Bank and the Peer Group equaled 33.78% and 32.93%, respectively.

     3.   Stock Market Conditions
          -----------------------

          Since the date of the First Update, the performance of the overall stock market has been positive. During August, September and most of October 2003, stocks showed overall steady increases, as optimism about third quarter earnings and employment data for September provided a boost to the broader market. By mid-October the DJIA and the NASDAQ Composite Index ("NASDAQ") hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. Market sentiment become generally more positive as business expenditures and capital investments were seen as increasing. Steady unemployment rates and indications by the Federal Reserve that interest rates would be kept low also provided positive forces in the overall market. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some bellwether technology and manufacturing stocks. On October 24, 2003, the DJIA closed at 9582.46, an increase of 4.3% since August 8, 2003, and the NASDAQ closed at 1865.59, an increase of 13.5% since August 8, 2003.

          Since the date of the First Update, the market for thrift issues has generally moved higher. After following the broader stock market lower as the close of the third quarter approached, thrift issues posted solid gains at the beginning of the fourth quarter. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 8

on profit taking and a pullback in the broader market. On October 24, 2003, the SNL Index for all publicly-traded thrifts closed at 1,411.9, an increase of 9.8% since August 8, 2003. The SNL MHC Index closed at 2,344.5, an increase of 14.8% since August 8, 2003. This more significant increase in the MHC index is due in part to continued acquisition speculation of publicly traded MHCs.

          The pricing characteristics for the Peer Group and all publicly-traded thrifts also increased since the date of the First Update. The comparatively higher increases reflected for the updated P/E and P/CE multiples were largely attributable to the institutions that recorded relatively high P/E and P/CE multiples in this Second Update and had previously recorded not meaningful ("NM") P/E multiples in the First Update. Exclusive of the changes in the P/E and P/CE multiples, the Peer Group and all publicly-traded thrifts reflected comparable increases in their updated pricing measures. The Peer Group's updated pricing measures continued to reflect higher reported and core P/E multiples and lower P/B and P/TB ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the First Update, eight out of the nine common Peer Group companies were trading at higher prices as of October 24, 2003. A comparative pricing analysis of the Peer Group, all Ohio thrifts, all publicly-traded thrifts and recent conversions is shown in the following table, based on market prices as of August 8, 2003 and October 24, 2003. The Peer Group's pricing measures reflect implied pricing ratios on a fully-converted basis.

          As set forth in the First Update, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 9

                                     Table 4
                              Cheviot Savings Bank
                         Average Pricing Characteristics

                                                      At Aug. 8,     At Oct. 24,        %
                                                         2003           2003         Change
                                                       --------       --------       ------
Peer Group(1)
-------------
Price/Earnings (x)                                      24.92x          28.02x        12.4%
Price/Core Earnings (x)                                 24.62           30.24         22.8
Price/Book (%)                                          93.33%          95.94%         2.8
Price/Tangible Book(%)                                  97.58          100.23          2.7
Price/Assets (%)                                        21.03           22.25          5.8
Avg. Mkt. Capitalization ($Mil)                        $65.68          $69.70          6.1

State of Ohio
-------------
Price/Earnings (x)                                      16.00x          17.45x         9.1%
Price/Core Earnings (x)                                 19.44           22.27         14.6
Price/Book (%)                                         124.25%         135.48%         9.0
Price/Tangible Book(%)                                 128.47          140.28          9.2
Price/Assets (%)                                        13.95           15.42         10.5
Avg. Mkt. Capitalization ($Mil)                        $69.75          $77.20         10.7

All Publicly-Traded Thrifts
---------------------------
Price/Earnings (x)                                      15.77x          17.32x         9.8%
Price/Core Earnings (x)                                 18.00           19.79          9.9
Price/Book (%)                                         147.28%         155.88%         5.8
Price/Tangible Book(%)                                 156.78          167.21          6.7
Price/Assets (%)                                        15.41           16.56          7.5
Avg. Mkt. Capitalization ($Mil)                       $337.85         $376.91         11.6

Recent Publicly Traded Conversions
----------------------------------
Price/Core Earnings (x)                                  ----           94.57x         ---
Price/Tangible Book(%)                                   ----          125.21%         ---

(1)Pricing ratios for the Peer Group are on a fully converted basis. Excludes Skibo Financial Corp. as of August 8, 2003.

          As shown in Table 5, one standard conversion offering and two mutual holding company conversions have been completed during the past three months. The closing pro forma price/tangible book ratio of the recent standard conversion offering, Ranier Pacific Financial Group, equaled 75.7%, while the core price/earnings multiple was 71 times. This recent standard conversion offering exhibited a price increase of 70% during the first four days of trading. Two mutual company offerings were completed during the past three months. ASB Holding Company of New Jersey ("ASB") was a 30% minority stock offering that began trading on October 3, 2003. ASB's offering was closed at the top of the super range, which resulted in a fully-converted pro forma price/tangible book ratio of 79.9% and a fully-converted

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 10


pro forma core price/earnings ratio of 32.8 times. ASB's stock price increased 69.0% during its first week of trading. Similarly, Flatbush Federal Bancorp, Inc. of New York ("FLTB") was a 47% minority stock offering that began trading on October 21, 2003. FLTB's offering was closed at the top of the super range, which resulted in a fully-converted pro forma price/tangible book ratio of 77.6% and a fully-converted pro forma core price/earnings ratio of 69.4 times. FLTB's stock price increased 63.8% during the first four days of trading. These recent conversions, in particular ASB and FLTB, were relevant comparisons to Cheviot Financial, as they were mutual holding company offerings in urban or relatively urban markets.

          Shown in Table 6 are the current pricing ratios of Ranier Pacific, which has been the only publicly-traded offering completed during the past three months. Based on Ranier Pacific's closing market price as of October 24, 2003, Ranier Pacific's P/TB ratio equaled 125.21% and core P/E multiple equaled 94.57 times. As of the date of the First Update, no conversion offerings of publicly-traded thrifts had been completed for the prior three months for comparison purposes.


SUMMARY OF ADJUSTMENTS
----------------------

              In the First Update, we made the following adjustments to Cheviot Savings' pro forma value based upon our comparative analysis to the Peer Group:


                                          Table 7
                                   Cheviot Savings Bank
                              Average Pricing Characteristics

                                                                   PreviousValuation
              Key Valuation Parameters:                               Adjustment
              -------------------------                               ----------
     Financial Condition                                             Slight Upward
     Profitability, Growth and Viability of Earnings                 No Adjustment
     Asset Growth                                                    No Adjustment
     Primary Market Area                                             No Adjustment
     Dividends                                                       No Adjustment
     Liquidity of the Shares                                         No Adjustment
     Marketing of the Issue                                          Slight Upward
     Management                                                      No Adjustment
     Effect of Government Regulations and Regulatory Reform          No Adjustment

          The factors concerning the valuation parameters of financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 11


          The general market for thrift stocks increased since the date of the First Update, as indicated by the 9.8% increase recorded in the SNL Index for all publicly-traded thrifts. The general market for publicly traded mutual holding companies increased to a larger extent, with the SNL MHC index increasing by 14.8% since August 8, 2003. Similarly, the stocks of the all publicly traded thrift institutions and a majority of the Peer Group companies have traded higher since the date of the First Update. Activity in the new issue market has remained somewhat limited, as there have been only two mutual holding company offerings completed during the past three months. ASB's minority stock offering closed at the top of the selling range and its stock price increased 69.0% during their first week of trading. Likewise, FLTB's minority stock offering closed at the top of the selling range and its stock price increased 63.8% during the first four days of trading. The FLTB offering was also substantially oversubscribed. The single recent standard conversion, Ranier Pacific, also closed at the top of the range and increased in price by approximately 70% in the first week of trading. Overall, taking into account the foregoing factors, we believe that an increase in the valuation adjustment for marketability of the issue from "slight upward" to "substantial upward" is appropriate.

          The Bank's pro forma market value, as proposed herein, will provide for a pro forma MHC trading value in excess of the Peer Group's average market value on an MHC basis. In addition, Cheviot Financial's number of shares outstanding at the proposed midpoint of the valuation range will result in a number of shares outstanding in excess of the Peer Group average. In light of this increased proposed market value and number of shares to be outstanding in the public market, we believe that an increase in the valuation adjustment for liquidity of the shares from "no adjustment" to "slight upward" is appropriate.

          Overall, taking into account the foregoing factors, we believe that an increase in the Bank's estimated pro market value as set forth in the First Update is appropriate.


BASIS OF VALUATION.  FULLY-CONVERTED PRICING RATIOS
---------------------------------------------------

     Consistent with the First Update, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second step conversion of MHC institutions; and, (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 8 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the nine public MHC institutions that form the Peer Group.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 12

VALUATION APPROACHES
--------------------

     In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Cheviot Savings' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

     In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for the fixed offering expenses, effective tax rate, reinvestment rate, stock benefit plans, the funding of the Foundation and the capitalization of the MHC assumptions utilized in the First Update did not change in this update.

     Consistent with the First Update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the First Update, this updated appraisal incorporates a "technical" analysis of recently completed conversion and MHC offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

     The Bank will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Bank's shareholders. However, we have considered the impact of the Bank's adoption of SOP 93-6 in the determination of pro forma market value.

     Based on the foregoing, we have concluded that an increase in Cheviot Savings' value is appropriate. Therefore, as of October 24, 2003, the estimated aggregate pro forma market value of Cheviot Savings' full conversion offering, including shares issued publicly as well as to the MHC and the Foundation, has been increased to $75,000,000, equal to 7,500,000 shares at $10.00 per share.

     1. P/E APPROACH. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Bank's reported earnings equaled $2,375,000 for the twelve months ended September 30, 2003. In deriving Cheviot Savings' core earnings and consistent with the First Update, the only adjustment made to reported earnings was to eliminate non-operating income, which equaled $102,000 on an after-tax basis, for the twelve months ended September 30, 2003. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 34.0

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 13

percent to the gains eliminated, the Bank's core earnings were determined to equal $2,273,000 for the twelve months ended September 30, 2003. (Note: see
Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

                                                              Amount
                                                              ------
                                                              ($000)

     Net income                                               $2,375
     Gain on sale of assets(1)                                  (102)
                                                              ------
      Core earnings estimate                                  $2,273
     (1)   Tax effected at 34.0 percent.

          Based on Cheviot Savings' reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's reported and core P/E multiples (fully-converted basis) at the $75.0 million midpoint value equaled 30.85 times and 32.20 times, respectively. The Bank's updated reported and core P/E multiples provided for premiums of 16.3% and 4.8% relative to the Peer Group's median reported and core P/E multiples of
26.53 times and 30.74 times, respectively (versus discounts of 6.8% and 2.2% relative to the Peer Group's average reported and core P/E multiples as indicated in the First Update). As set forth in the First Update, the implied premiums reflected in the Bank's pro forma P/E multiples take into consideration the Bank's resulting pro forma P/B and P/TB ratios. The Bank's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 9, and the pro forma calculations are detailed in Exhibits 3 and 4.

     2. P/B APPROACH. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $75.0 million midpoint valuation, the Bank's P/B and P/TB ratios (fully-converted basis) both equaled 74.93%. In comparison to the median fully-converted P/B and P/TB ratios indicated for the Peer Group of 97.09% and 99.88%, respectively, Cheviot Savings' updated ratios were discounted by 22.8% and 25.0% (versus discounts of 27.4% and 28.0% from the Bank's P/B and P/TB ratios as indicated in the First Update). RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which mathematically results in a discounted ratio to book value and tangible book value.

          In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent standard conversion and MHC offering pricing characteristics. As indicated in the First Update, the pricing characteristics of recent conversion and MHC offerings are not the primary determinate of value. Consistent with the First Update, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The one standard conversion offering completed within the

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 14


past three months closed at a 75.7% P/TB ratio and appreciated 70% during the first four days of trading. The two mutual holding company offerings completed within the past three months closed at an average fully-converted P/TB ratio of 78.8% and appreciated 63% during the first four days or first week of trading.

          3. P/A APPROACH. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $75.0 million midpoint value, Cheviot Savings' full conversion pro forma P/A ratio equaled 24.28%. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 22.25%, Cheviot Savings' P/A ratio indicated a premium of 9.1% (versus a discount of 8.0% at the midpoint valuation in the First Update).

VALUATION CONCLUSION
--------------------

     We have concluded that the Bank's estimated pro forma market value should be increased since the date of the First Update. Based on the foregoing, it is our opinion that, as of October 24, 2003, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares issued publicly, to the Foundation, as well as to the MHC, equaled $75,000,000 at the midpoint, equal to 7,500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $63.750 million and a maximum value of $86.250 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 6,375,000 at the minimum and 8,625,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $99.188 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 9,918,750.

RP FINANCIAL, LC.
BOARD OF DIRECTORS
OCTOBER 24, 2003
PAGE 15


     The Board of Directors has established a public offering range such that the public ownership of the Corporation, including the 75,000 shares issued to the Foundation, will constitute a 45.0% ownership interest. Accordingly, the offering to the public of the minority stock, excluding the Foundation shares, will equal $27.938 million at the minimum, $33.000 million at the midpoint, $38.063 million at the maximum and $43.884 million at the supermaximum of the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 9 and are detailed in Exhibit 3 and
Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 10 and are detailed in Exhibits 5 and 6.

                                                  Respectfully submitted,


                                                  /s/ RP Financial LC.
                                                  RP FINANCIAL, LC.



                                                  /s/ William E. Pommerening
                                                  William E. Pommerening
                                                  Chief Executive Officer



                                                  /s/ James J. Oren
                                                  James J. Oren
                                                  Senior Vice President

     RP FINANCIAL, LC.








                                    EXHIBITS

     RP FINANCIAL, LC.

                                LIST OF EXHIBITS



Exhibit
Number                  Description
------                  -----------


   1         Stock Prices:  As of October 24, 2003

   2         Peer Group Core Earnings Analysis

   3         Pro Forma Analysis Sheet - Fully Converted Basis

   4         Pro Forma Effect of Conversion Proceeds - Fully Converted Basis

   5         Pro Forma Analysis Sheet - Minority Stock Offering

   6         Pro Forma Effect of Stock Proceeds - Minority Stock Offering

   7         Firm Qualification Statement

                                    EXHIBIT 1



                                  Stock Prices

                             As of October 24, 2003

                                    EXHIBIT 2



                             Core Earnings Analysis

                                    EXHIBIT 3



                Pro Forma Analysis Sheet - Fully Converted Basis

                                    EXHIBIT 4



         Pro Forma Effect of Conversion Proceeds - Fully Converted Basis

                                    EXHIBIT 5



               Pro Forma Analysis Sheet - Minority Stock Offering

                                    EXHIBIT 6



          Pro Forma Effect of Stock Proceeds - Minority Stock Offering

                                    EXHIBIT 7

                          Firm Qualification Statement